Exhibit 99.1

Golden Star Resources Announces Filing of PEA for Prestea Mine

Toronto, ON – December 18, 2014 – Golden Star today announces that it has filed a technical report, prepared in accordance with National Instrument 43-101, (“NI 43-101”) regarding a Preliminary Economic Assessment (“PEA”) on the development of non-mechanized operation at its Prestea mine in Ghana.

This technical report can be accessed under the Company’s profile at www.sedar.com and on the Company’s website at www.gsr.com.

Golden Star announced the findings of this PEA on November 13, 2014, the highlights of which are as follows:

•	Post-tax IRR of 72% at $1,200/oz gold price

•	NPV5% of $121 million at $1,200/oz gold price

•	Initial capital $40 million required to first production

•	Total project life of five years, after one year of development

•	LOM cash operating costs of $370/oz

•	LOM all-in sustaining costs of $518/oz

•	Payback period of 2.5 years from the start of development

The report, entitled “NI 43-101 Technical Report on a Preliminary Economic Assessment of Shrinkage Mining of West Reef Resource, Prestea Underground Mine”, was prepared by Golden Star Resources, under the supervision of by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to National Instrument 43-101.

For further information on the Company, please visit www.gsr.com or contact:

Angela Parr, Vice President Investor Relations

+1 416-583-3800

investor@gsr.com

150 King Street West | Sun Life Financial Tower | Suite 1200 | Toronto ON M5H 1J9

COMPANY PROFILE

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.0 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold and in 2014 the Company expects to produce 260,000 – 280,000 ounces. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding: estimated post-tax internal rate of return and net present value of Prestea mine (including assumed discount rates); the timing for first production from Prestea mine; the life of mine at Prestea mine; pre-production capital costs for Prestea mine; and future work to be completed at Prestea mine. Factors that could cause actual results to differ materially include timing of and unexpected events at the Bogoso non-refractory processing plant; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals and permits; the availability and cost of electrical power; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues, including difficulties in establishing the infrastructure for Prestea mine; changes in U.S. and Canadian securities markets; and fluctuations in gold price and input costs and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Annual Information Form for 2013. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

TECHNICAL INFORMATION

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to National Instrument 43-101. Dr. Raffield is Senior Vice President Technical Services for Golden Star.

Source: Golden Star Resources Ltd.

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